Finance Director

12 June 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549
USA

Dear Ms. Davis,

Thank you for your letter dated June 21, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicised text and have provided our response immediately following each numbered comment.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

1.	We note your response regarding stripping costs incurred when multiple pits exist within a mine. Please expand your footnote disclosure to address the following:

•	Discuss the Criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

•	Please explain why you believe these stripping costs represent development costs rather than production costs under US GAAP.

•	Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399/Fax 020 7930 3249 Direct line 020 7753 2376/Fax 020 7753 2200
Registered Office: 6 St James's Square London SW1Y 4LD Registered in England No. 719885

•	Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-06.

•	Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

•	Please disclose the net income and earnings per share impact for 2006 had these costs been expensed as incurred.

•	Please disclose the impact these costs would have to your financial statements in prior periods had they been included as part of your adoption of EITF 04-06.

As indicated in our proposed disclosure below, the net book value of stripping costs capitalised in the development of second and subsequent pits at multiple pit mines that are considered separate operations was US$53 million at the end of 2006 and US$57 million at the end of 2005. While these amounts and any related deprecation expense are not material to our financial statements, to address the staff’s comments, we propose to include the following in the Reconciliation to US Accounting Principles note to the financial statements in our 2006 Form 20-F:

Under IFRS, stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine or pit before production commences are capitalised as part of the cost of constructing the mine. Such pre-production stripping costs are subsequently amortised over the life of the operation.

Under IFRS, the Group defers stripping costs incurred during a mine’s (or pit’s) production phase for those surface mines where deferral is considered the most appropriate basis for matching costs against the related economic benefits. Additional information is given in note 1, (h) Deferred stripping.

In 2006, the Group adopted EITF Issue No. 04-06 ‘Accounting for Stripping Costs Incurred during Production in the Mining Industry’ (‘EITF 04-06’) for US GAAP. Under EITF 04-06, the Group includes as a component of production cost those stripping costs incurred during the production phase of a mine, except to the extent they can be attributed to inventory in accordance with normal inventory valuation principles.

Under IFRS, where a mine operates several open pits and those pits are regarded as separate operations, the Group capitalises the pre-production stripping costs incurred in the development of second and subsequent pits where it is probable that the associated future economic benefits will flow to the Group and where the costs can be measured reliably. These stripping costs are pre-production mine development that is necessary to access ore from the second and subsequent pits and generate economic benefits over the lives of such pits. Such costs, therefore, are capitalised and amortised over the production from such pits under EITF 04-06 as well as under IFRS.

If, however, the pits are highly integrated, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered production phase stripping relating to the combined operation and would be deferred under IFRS if this is considered to be the most appropriate basis for matching costs against the related economic benefits. However, under US GAAP such costs are expensed because they are production phase stripping.

The Group’s determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances and is the same for IFRS and US GAAP. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

•	If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.
•	If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.
•	If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.
•	If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.
•	If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

This additional factor would point to an integrated operation in accounting for stripping costs:

•	If the designs of the second and subsequent pits are significantly influenced by opportunities to optimise output from the several pits combined, including the co-treatment or blending of the output from the pits.

The relative importance of each of the above factors is considered in each case to determine whether, on balance, the stripping costs should be attributed to the individual pit or to the combined output from the several pits. As this analysis requires judgment, another company could make the determination that a mine is separate or integrated differently than the Group, even if the fact pattern appears to be similar. To the extent the determination is different, the resulting accounting would also be different.

As of 31 December 2006 and 2005, the net book values of capitalised stripping costs incurred in the development of second and subsequent pits at multiple pit mines where pits are considered separate operations were US$53 million and US$57 million, respectively.

On adoption of EITF 04-06 at 1 January 2006, a cumulative adjustment of US$651 million (US$415 million net of taxation) attributable to subsidiaries was recognised directly in US GAAP equity. A further US$94 million net of taxation related to equity accounted units was recognised directly in US GAAP equity. Both of these amounts are included in the adjustments for deferred stripping, which form part of the reconciliation to Rio Tinto shareholders’ funds.

*   *   *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely

/s/ Guy Elliott
Guy Elliott

cc:	Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)